PROCESSED
MAR 17 2005
THOMSON FINANCIAL

SI 05036109 MISSION

VF 3-8-05

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Moss Adams Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 Fourth Avenue, Suite 2700
(No. and Street)

Seattle (City) WA (State) 98154-1199 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael R. Labosier 206-447-4255
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hellam, Varon & Co. Inc. P.S.
(Name – *if individual, state last, first, middle name*)

1750 – 112th Avenue NE, Suite E 200, Bellevue, WA 98004
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2005 WASH, D.C. 179

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ILA 3/14

OATH OR AFFIRMATION

I, Michael R. Labosier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Moss Adams Capital LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

– None –

KRISTIN N. COOLEY NOTARY PUBLIC COMMISSION EXPIRES 07-02-06 STATE OF WASHINGTON

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Moss Adams Capital LLC

Statement of Financial Condition

December 31, 2004 and 2003

and

Independent Auditor's Report

Hellam | Varon
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

The Members
Moss Adams Capital LLC

We have audited the accompanying statement of financial condition of Moss Adams Capital LLC as of December 31, 2004 and 2003, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Moss Adams Capital LLC as of December 31, 2004 and 2003, in conformity with accounting principles generally accepted in the United States of America.

Hellam, Varon & Co. Inc. P.S.

Bellevue, Washington
February 2, 2005

MOSS ADAMS CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2004 and 2003

	2004	2003
ASSETS		
Cash and cash equivalents	$ 1,265,229	$ 477,344
Accounts receivable, less allowance for doubtful accounts of $2,074 ($9,897 in 2003)	27,433	7,402
Unbilled receivables, less allowance for doubtful accounts of $2,349 ($1,989 in 2003)	-	215
Prepaid expenses	344	-
Property and equipment, less accumulated depreciation of $7,643 ($6,526 in 2003)	4,874	4,612
	$ 1,297,880	$ 489,573
LIABILITIES AND MEMBERS' EQUITY		
Liabilities:		
Accounts payable	$ 83,901	$ 34,582
Accrued liabilities	52,629	12,172
	136,530	46,754
Members' equity	1,161,350	442,819
	$ 1,297,880	$ 489,573

The accompanying notes are an integral part of this financial statement.

1. ORGANIZATION AND NATURE OF BUSINESS

Moss Adams Capital LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers (NASD). The Company is a Limited Liability Company formed in Washington State. Moss Adams Capital LLC provides investment banking services to middle-market companies located in the Western United States.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash equivalents - For purposes of the statement of cash flows, the Company considers overnight investment sweeps in mutual funds to be cash equivalents. Amounts in this account totaling $1,209,636 and $449,338 at December 31, 2004 and 2003, respectively, are not insured by the Federal Deposit Insurance Corporation.

Credit risk - Credit risk is represented by unsecured trade accounts receivable. Bad debts are provided for using the allowance method based on historical experience and management's evaluation of outstanding accounts receivable at the end of each year.

Property and equipment - Property and equipment are carried at cost. Depreciation is provided using a method that approximates the straight-line method over estimated useful lives of five years.

Income taxes - The Company is not a taxpaying entity for federal income tax purposes, and thus no federal income tax expense has been recorded in the statements. Income of the Company is taxed to the members in their respective returns. The Company is subject to a limited liability company fee in California.

3. RELATED PARTY TRANSACTIONS

Moss Adams LLP (the majority member) owns 76.5% of the member equity interest in the Company. Two directors of the Company own the remaining 23.5% in equal shares.

Accounts payable includes $64,088 and $17,710 to the majority member at December 31, 2004 and 2003, respectively.

As the Company and majority member are under common control, the Company's financial position and operating results may be significantly different from those that would have been obtained had the entities been autonomous.